Contact

www.linkedin.com/in/bgarrett
(LinkedIn)

Brandon Garrett

CEO | Co-Founder at Electric Playhouse
Albuquerque-Santa Fe Metropolitan Area

Summary

CEO and Co-founder of Electric Playhouse. Entrepreneur, Architect and Creative Technologist focused on connecting digital worlds with the real. Encouraging everyone to step away from the screen and dive into a world of active, real-world play.

Experience

Electric Playhouse

6 years 9 months

CEO | Co-Founder
September 2021 - Present (3 years 8 months)
Albuquerque, New Mexico, United States

Vice President | Co-Founder
August 2018 - September 2021 (3 years 2 months)
Albuquerque, New Mexico

Dekker/Perich/Sabatini

14 years 10 months

Architect + Associate + Design Technology Leader
April 2006 - January 2021 (14 years 10 months)
Albuquerque, New Mexico Area

Managed the firm's Design Technology efforts which include the following:

Building Information Modeling (BIM)

Visualization services (renderings and animations).

Virtual Reality & Augmented Reality

Building Performance Analysis

Facility Management

App Development

Building Sensors (IoT)

3D Printing

Interactive User Experience Design

Project Promotion and Marketing

Staff Training

Lead the firms Design Technology and Visualization Groups.

Manages the firms Building Performance Analysis Team.

Manages the firms Revit Support and R&D efforts.

Architectural Intern + BIM Manager
April 2008 - April 2015 (7 years 1 month)
Albuquerque, New Mexico Area

Instrumental in the firm's implementation of Building information Modelling (BIM).

Lead office BIM Committee which was responsible for firm-wide Standards and BIM-enabled processes, workflows and deliverables.

Developed internal shared collective knowledge database which provided support for all offices.

Facilitated BIM Kick-off Meetings, BIM Execution Plans, BIM Use Cases, Level of Development (LOD).

Assisted teams with start of new projects and provided on-going support.

Troubleshooted workflow challenges and technical issues with local model coordinators.

Architectural Intern
April 2006 - April 2008 (2 years 1 month)
Albuquerque, New Mexico Area

Lead firm-wide implementation of Sketch Up

Worked within office Incubator group which was responsible for design and visualization support for projects.

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Education

The University of New Mexico
Master of Architecture - MArch, Architecture · (2007 - 2009)

The University of New Mexico
Bachelor of Architecture - BArch, Architecture · (2001 - 2006)